UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69050

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2021__ AND ENDING __03/31/2022__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __CRITO CAPITAL LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8 WRIGHT STREET SUITE 107

(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TED GILLMAN	203-423-5601	TED.GILLMAN@CRITOCAPI
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSGNC&S CERTIFITED PUBLIC ACCOUNTANT PPL

(Name – if individual, state last, first, and middle name)

97 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore J. Gillman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CRITO CAPITAL LLC _____, as of MARCH 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Augustine Ciambriello
Notary Public-Connecticut
My Commission Expires
March 31, 2027

Notary Public

Signature: _Theodore J. Gillman_

Title:
MANAGING PRINCIPAL

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CRITO CAPITAL, LLC

**STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT**

MARCH 31, 2022

CRITO CAPITAL, LLC

TABLE OF CONTENTS

March 31, 2022

The accompanying notes are an integral part of these financial statements.



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Crito Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Crito Capital, LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as "the financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Crito Capital, LLC as of March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
May 27, 2022

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

CRITO CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
CONFIDENTIAL PURSUANT TO RULE 17a-5(C)(3)
MARCH 31, 2022

ASSETS

Current Assets

Cash	$	1,105,503
Account receivable		508,398
Investments		10,386
Prepaid expenses		11,293
Due from parent		59,239
Other assets		61,709
Total Assets	$	1,756,528

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts payable accrued expenses	$	730,992
Deferred revenue		1,500
Total Liabilities		732,492
MEMBER'S EQUITY		1,024,036
Total Liabilities and Member's Equity	$	1,756,528

The accompanying notes are an integral part of these financial statements.

CRITO CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022

Note 1 - Business Summary

Crito Capital, LLC (the "Company") was formed as a limited liability company in Connecticut on May 23, 2011. The Company is a registered broker/dealer and a member of both the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation ("SIPC") since November 20, 2012. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

The Company is a wholly-owned subsidiary of Crito Holdings, LLC (the "Parent") and serves principally as a placement agent acting on behalf of and managers in their funding efforts in the United States. The Company is approved by FINRA to conduct private placements and the sales of interest in private investment funds and hedge funds.

The Company is also engaged in providing "Chaperoning" services under SEC rule 15a-. Under SEC Rule 15a-6, the U.S. broker-dealer chaperones the activities of a foreign broker-dealer's business which is limited to giving advice on private placement services of M&A advisory to a U.S. institutional investor or a major U.S. institutional investor.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year-end is March 31, 2022.

Recent accounting pronouncements

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or

Note 2 - Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

operating lease, and is effective for the Company beginning in January 2020. The Company does not have any direct leases, and any expenses related to leases is through the expense sharing agreement with the Parent.

Income Taxes

The Company as a limited liability Company is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. A partnership is not a tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its partners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Regulatory Requirements

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2022 the Company had net capital of $847,360, which was $798,527 in excess of its required net capital of $48,833. The Company's ratio of aggregate indebtedness to net capital at March 31, 2022 was 86.44%.

Exemption from Rule 15c3-3

The Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

Note 4 - Concentration of Credit Risk

The Company maintains cash in one financial institution, which are insured by the federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. For time to time, the Company's balances may exceed these limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk. At March 31, 2021, the amount in excess in insured limits was $420,269.

As of March 31, 2022, approximately 80% of the Company's receivables were owed from five clients. During the year ended March 31, 2022, approximately 73% of revenue was earned from six clients.

Note 5 - Related Party Transactions

As of July 30, 2014, the Company has agreed to share fee revenues, with an affiliate under common ownership, from client engagements in which both entities play a role in establishing, developing, facilitating or maintaining a client relationship with investment managers or corporate issuers seeking to raise investment capital for one or more investment funds or vehicles. The allocation of fee revenues shall be addressed on an engagement-by-engagement basis, to be determined primarily based on the relative contributions and efforts expected to be made by each entity and its employees and agents. Any transaction between the entities is intended to follow the arm's length principle and will be consistent with the amount of profit earned by each entity had the transaction been executed between unrelated parties.

The affiliate is registered and authorized by the Financial Conduct Authority of the United Kingdom. The affiliate is a wholly-owned subsidiary of Crito Holdings LLC and also serves principally as a placement agent acting on behalf of fund managers in their funding efforts in the United Kingdom and elsewhere in Europe. The affiliate is considered to be a foreign broker-dealer under United States law. No revenues have been earned under this arrangement for the year ended March 31, 2022.

Note 6 - Fair Value

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants

Note 6 - Fair Value (continue)

would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs other than the quoted prices in level 1 that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of March 31, 2022, other than securities owned (see below) there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from employees and brokers, receivables from clients and related parties, other assets, accounts payable and accrued expenses, and due to clearing broker approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended March 31, 2022.

The following table shows the major categories of investments measured at fair value at March 31, 2022, grouped by the fair value hierarchy:

Description	(Level 1)	(Level 2)	(Level 3)	Total
Fund	$ -	$ -	$ 10,386	$10,386
Total at fair value	$ -	$ -	$ 10,386	$10,386

Note 7 - Securities owned

Securities owned consisted of shares owns in two separate private companies, $10,000 and $386. The determinable fair value and is reported at its fair value based on quoted values in the statement of financial position. Realized and unrealized gains and losses are included in investment earnings (losses), along with interest and dividends, in the statement of income.

Note 8 - Risk and Uncertainties – COVID-19

The Company continues to monitor and work with the management teams of the affiliated companies to which we provide services to navigate the significant market, operational and economic challenges created by the continuing COVID-19 pandemic. This has impacted the companies to which we provide services and the broader financial markets in general. The investment portfolio of these affiliated companies continues to be focused on a diversified mix of industries and sectors, and the Company believes they have effectively and efficiently responded to the challenges posed by COVID-19 and related orders imposed by state and local governments. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain, but the Company believes it has a sufficient level of liquidity to support its capital needs.

Note 9 - Subsequent Events

These financial statements were approved by management and available for issuance on May 27, 2022. Subsequent events have been evaluated through that date.